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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Under the Securities Exchange Act of 1934

Pharmanet Development Group, Inc.

(Name of Issuer)

Common, 0.001000 par value per share

(Title of Class of Securities)

717148100

(CUSIP Number)

Wednesday, December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717148100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power -0-

	6.	Shared Voting Power 73,678

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 73,678

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,678

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .38% (Based upon 19,519,893 shares of Common outstanding)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 717148100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power -0-

	6.	Shared Voting Power 73,678

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 73,678

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,678

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .38% (Based upon 19,519,893 shares of Common outstanding)

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 717148100

Item 1.
	(a)	Name of Issuer Pharmanet Development Group, Inc.
	(b)	Address of Issuers Principal Executive Offices 504 Carnegie Center, Princeton, NJ, 08540

Item 2.
	(a)	Name of Person Filing Raj Rajaratnam Galleon Management, L.P.
	(b)	Address of Principal Business Office or, if none, Residence For Galleon Management, L.P.: 590 Madison Avenue, 34th Floor New York, NY 10022

For each Reporting Person other than Galleon Management, L.P.: c/o Galleon Management, L.P. 590 Madison Avenue, 34th Floor New York, NY 10022
	(c)	Citizenship

For Raj Rajaratnam: United States For Galleon Management, L.P.: Delaware
	(d)	Title of Class of Securities common, $0.001000 par value per share
	(e)	CUSIP Number 717148100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (I5 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Item 4.	Ownership.

With respect to the beneficial ownership of the reporting person, see items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.
Not Applicable

Item 6.
Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.
Identification and Classification of Members of the Group
Not Applicable

Item 9.
Notice of Dissolution of Group
Not Applicable

Item 10.
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Friday, February 13, 2009
Date

/s/ Raj Rajaratnam
RAJ RAJARATNAM, for HIMSELF; for GALLEON MANAGEMENT, L.P., as the Managing Member of its General Partner, Galleon Management, L.L.C.;

Exhibit 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.in this statement is true, complete and correct.

/s/ Raj Rajaratnam
RAJ RAJARATNAM, for HIMSELF; for GALLEON MANAGEMENT, L.P., as the Managing Member of its General Partner, Galleon Management, L.L.C.;